Filed Pursuant To Rule 433

Registration No. 333-139016

February 13, 2008

Gold Demand Drops 17% in 4th Quarter, World Gold Council Says

Bloomberg

Claudia Carpenter

February 13, 2008

Gold demand dropped 17 percent in the final three months of last year as prices at their highest in 27 years deterred purchases by jewelers and retail investors, the producer-funded World Gold Council said.

Global demand dropped to 843 metric tons from 1,013.4 tons a year earlier, the London-based World Gold Council said in a statement today. Buyers from India, the world's biggest user, reduced purchases by 64 percent to 83.9 tons. Jewelry use dropped 17 percent.

China became the second-biggest gold buyer last year, overtaking the U.S. Purchases by Chinese retail investors and jewelers climbed 20 percent in the fourth quarter. Gold prices rose to a 27-year high of $843.24 an ounce during the quarter.

Buyers in China ''reacted much more positively to large changes in the price,'' Philip Olden, managing director in charge of marketing for the Gold Council, said in a phone interview from London yesterday. ''If the price is high and volatile, then it will deter buyers'' elsewhere.

Investors put a record $8.1 billion in the gold market in the quarter, with assets in exchange traded funds such as StreetTracks Gold Trust in the U.S. at $1.96 billion, up 26 percent from a year earlier. Investments across 11 countries totaled 869 tons by the end of 2007.

There are ''discussions going on now in Hong Kong'' to start similar funds in China, Olden said. ''Regulatory procedures mean it would be a long time before we get one in China.'' Assets of about 5 tons in India are still ''very small,'' he said.

Gold supply gained 1.1 percent to 943 tons as central banks accelerated sales and more recycled metal was sold because of higher prices. Disposals by central banks increased 66 percent to 98 tons and scrap metal sales climbed 14 percent to 277 tons, the World Gold Council said. Global mine production dropped 7 percent to 618 tons.

Gold prices that extended gains this year to a record $936.92 an ounce on Feb. 1 may be a deterrent to retail and jewelry demand in the first quarter, Olden said. ''We've seen a lot more activity in investment in recent weeks as well.''

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